

February 24, 2012

Via E-mail
Eric Tait
Chief Executive Officer and Director
PointView Capital, Inc.
3330 Cumberland Blvd., Suite 500
Atlanta, GA 30339

     Re: PointView Capital, Inc.
              Amendment No. 3 to Offering Statement on Form 1-A
              Filed February 6, 2012
              File No. 024-10306

Dear Mr. Tait:

We have reviewed your offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Diversification Limited to Proceeds from Offering, page 5 of 17

1.   We note your disclosure that "most or even all of [y]our available funds may be invested in . . . mortgage loans or business loans." Please revise the offering document to discuss in detail your plans to invest in mortgage loans and business loans. We may have further comment.

Conflicts of Interest, page 6 of 17

2.   The narrative of this risk factor discusses several risks. Please revise to discuss each risk in a separate risk factor.

3.   We note your disclosure on page 10 of 17 where you state that the list of risk factors do not purport to be a complete explanation of the risks. You must disclose all material risk

factors. As such, please revise your disclosure to state that all material risk factors have been disclosed.

Item 5. Use of Proceeds, page 10 of 17

4.   We note your line item "Operating Expenses." Please describe these expenses in greater detail including whether these expenses may include salaries.

Item6. Description of Business, page 11 of 17

Investment Criteria, page 12 of 17

5.   We note the disclosure that you will seek to acquire single-family residences with at least 30% equity. Please describe in greater detail the types of loans that the company may enter into to finance the properties. Please discuss whether there are any limitations on the number or amount of mortgages which may be placed on any one piece of property.

Strategy, page 12 of 17

6.   Please discuss whether the company or a third party will renovate the properties.

Item 12. Securities Being Offered Principal Amount and Term, page 15 of 17

7.   We note your response to comment 13 of our comment letter dated January 10, 2012 and we reissue in part our prior comment. Please discuss whether payments on the notes at maturity will be paid from funds from operations and not from offering proceeds. Also discuss, where appropriate, whether the company will need to sell its properties in order to pay the notes at maturity, and if so, how this will affect the other note holders.

Financial Statements, page F-1

Note 1 – Organization and Summary of Significant Accounting Policies

8.   Your response to prior comment 15 indicates that you have added disclosure to your accounting policies for real estate valuation. However, we are unable to locate the revised disclosure and as such, reissue our comment in its entirety. Please revise to disclose your accounting policies for real estate valuation.

Cash and Cash Equivalents

9.   We note your revised disclosure in response to prior comment 16. Please update your disclosure to match the balance sheet date.

Revenue Recognition

10.   Your response to prior comment 17 indicates that you have revised your disclosure regarding revenue recognition. However, it does not appear that any revision has been made. As such we reissue our comment in its entirety. Please revise your disclosure to specifically address your recognition of revenues relevant to your proposed business model.

Basic Income (loss) Per Share

11.   Please update your disclosure to match the date of the balance sheet.

Exhibit 5.1 Marketing Materials

12.   Please advise us as to which marketing materials will be printed advertisements or sales materials that will be accompanied with or preceded by a final offering circular. See Rule 251(d) of Regulation A. Also note that all sales materials need to be filed with the Commission pursuant to Rule 256 of Regulation A.

13.   Please note that under Rule 251(d)(1)(ii)(C), printed advertisements may contain no more than the following information:

- The name of the issuer of the security;
- The title of the security, the amount being offered and the per unit offering price to the public;
- The general type of the issuer's business; and
- A brief statement as to the general character and location of its property.

For example, the title of the security could read "Unsecured 7% notes with maturity of 6 years" and should contain no promotional language.   Also the general type of the issuer's business should disclose that the company has no operations and owns no properties. Please revise accordingly.

14.   Please note that sales materials in which the company intends to be accompanied with or preceded by a final offering circular, should contain balance disclosure that discusses the material risks of the offering, such as your company has no operations and owns no properties and that the company may not be able to fund such interest payments, in addition, investors could lose their entire investment. Please revise accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the qualification date of the pending offering statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing qualified, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 and Regulation A regarding requests for acceleration. We will consider a written request for acceleration of the qualification date of the offering statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the above offering statement. Please allow adequate time for us to review any amendment prior to the requested qualification date of the offering statement.

You may contact William Demarest, Staff Accountant, (202) 551-3432, Eric McPhee, Accounting Reviewer, at (202) 551-3693, if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at (202) 551-3673, or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief

cc: Matthew Scott